Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ImmunoGen, Inc.:

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of ImmunoGen, Inc. for the registration of its common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our reports dated August 27, 2010, with respect to the consolidated financial statements and schedule of ImmunoGen, Inc. and the effectiveness of internal control over financial reporting of ImmunoGen, Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2010, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

May 17, 2011